May 20, 2021

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Pearl Labs, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed May 6, 2021

File No. 024-11367

Dear Ms. Timmons-Pierce,

We acknowledge receipt of comments in your letter of May 20, 2021 regarding the Offering Statement of Future Pearl Labs, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 to Offering Statement on Form 1-A filed May 6, 2021

Bobacino Company Overview, Page 6

1. We note that you disclosed in your prior amendment that you were "currently finishing [y]our first fully functional prototype and now disclose on page 6 that you have completed a "preliminary working prototype" and are "currently developing [y]our first fully functional commercially viable prototype." However, we note the references to your "first functioning prototype" and "fully-functioning prototype" on the StartEngine website appears inconsistent with your disclosures. Please clarify what you mean by the phrase "preliminary working prototype" and "fully functional commercially viable prototype" so that investors have a better understanding as to where you are in your product development.

The Company has amended its disclosure to clarify its current development status. The Company has developed a working prototype, with full functionality. However, additional development is needed to make this into a commercially viable product, which this offering will support.

Plan of Distribution, page 28

2. We note that your profile page on the StartEngine website reflects that you are providing three different tiers of investor "perks" in connection with this offering. Please include disclosure about the investor perks in your offering circular, including a clear explanation of the different tiers of perks, a definition of "Bobacino credits," and illustrative examples of how the "credits" may be used by reservation holders. Further, clarify whether reservation holders are required to complete an investment in your offering prior to receiving any of these perks. Finally, clarify whether you will be implementing the perks and bonus share programs together, and whether each program will have any impact on the other.

The Company has amended its disclosure to identify the investor perks with details regarding the tiers of perks, the operation of the “Bobacino credits” and that these perks will only be provided to investors who have “reserved” shares through a non-binding indication of interest after they have made an investment in this offering.

Exhibits

3. Please ensure that you have filed as an exhibit a copy of the subscription agreement that investors will be required to complete in order to invest. For example, we note the information missing from sections 1(a) and 1(e) and the reference in section 1(c) to "the offering circular dated November [__], 2020."

The Company has amended its Form of Subscription Agreement to fill in details of the offering.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Pearl Labs, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Pearl Labs, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP